Exhibit 99.1

PyroGenesis Announces Acceleration of Warrant Expiry Date;

Representing $5.2 million in Total Potential Cash Proceeds

MONTREAL, Quebec (GlobeNewswire – March 15th, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), (the “Company” or “PyroGenesis”), a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, today announced that it has elected to exercise its right under the common share purchase warrant indenture (the “Warrant Indenture”) dated November 10, 2020, between the Company and AST Trust Company (Canada) (the “Warrant Agent”), to accelerate the expiry date of the common share purchase warrants of the Company (the “Warrants”) issued under the Warrant Indenture. The Warrants were issued on November 10, 2020, in connection with the bought-deal short form prospectus offering of units of the Company, of which each unit was comprised of one common share of the Company and one-half of one Warrant.

Under the Warrant Indenture, the Company has the right to accelerate the expiry date of the Warrants to the date that is 30 days after delivery of a notice (the “Acceleration Notice”) to the holders of Warrants and the Warrant Agent confirming that the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange is greater than $6.75 for 20 consecutive trading days (the “VWAP Requirement”). The VWAP Requirement was met as of close of business March 10, 2021. The Warrants will now expire at 5:00 p.m. (Toronto time) on April 14, 2021 (the “New Expiry Date”). Warrants that have not been exercised prior to the New Expiry Date will expire unexercised and will automatically be void and of no effect whatsoever. The Company has delivered the Acceleration Notice as required by the Warrant Indenture.

Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $4.50 prior to the New Expiry Date. If all the Warrants were exercised as of the date hereof, the gross proceeds to the Company would be approximately $5.2 million. As of the date hereof, assuming all the Warrants were exercised, the Company’s cash on hand would be approximately $33.5 million.

For further clarification, 1,677,275 Warrants were issued on December 10, 2020. Since that time, 520,472 Warrants were exercised, leaving a balance of 1,156,803 Warrants outstanding as of today.

Questions concerning acceleration of the Warrant expiry date and the exercise of the Warrants can be directed to AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any PyroGenesis securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/